UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Genoptix, Inc.

(Name of Issuer)

Common Stock, $.001 par value per share

(Title of Class of Securities)

37243V 100

(CUSIP Number)

12/31/07

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37243V 100

1.	Names of Reporting Persons Enterprise Partners V, L.P. I.R.S. Identification No(s). of above person(s) (entities only) 33-0877753

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 3,187,136

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 3,187,136

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,187,136

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 19.8%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 37243V 100

1.	Names of Reporting Persons Andrew E. Senyel

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 3,187,136 (1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 3,187,136 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,187,136 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 19.8%

12.	Type of Reporting Person (See Instructions) IN

(1)  Includes 3,187,136 shares held of record by Enterprise Partners V, L.P.  Andrew Senyei, M.D., a member of the Issuer’s board of directors, Carl J. Eibl and Robert W. Conn are managing directors of Enterprise Management Partners V, LLC, the general partner of Enterprise Partners V, L.P. and may be deemed to beneficially own the shares owned by Enterprise Partners V, L.P.; however, each person disclaims beneficial ownership of these shares except to the extent of his proportionate pecuniary interest therein.

CUSIP No. 37243V 100

1.	Names of Reporting Persons Carl J. Elbl

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 3,187,136 (1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 3,187,136 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,187,136 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 19.8%

12.	Type of Reporting Person (See Instructions) IN

(1)  Includes 3,187,136 shares held of record by Enterprise Partners V, L.P.  Andrew Senyei, M.D., a member of the Issuer’s board of directors, Carl J. Eibl and Robert W. Conn are managing directors of Enterprise Management Partners V, LLC, the general partner of Enterprise Partners V, L.P. and may be deemed to beneficially own the shares owned by Enterprise Partners V, L.P.; however, each person disclaims beneficial ownership of these shares except to the extent of his proportionate pecuniary interest therein.

CUSIP No. 37243V 100

1.	Names of Reporting Persons Robert W. Conn

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 3,187,136 (1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 3,187,136 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,187,136 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 19.8%

12.	Type of Reporting Person (See Instructions) IN

(1)  Includes 3,187,136 shares held of record by Enterprise Partners V, L.P.  Andrew Senyei, M.D., a member of the Issuer’s board of directors, Carl J. Eibl and Robert W. Conn are managing directors of Enterprise Management Partners V, LLC, the general partner of Enterprise Partners V, L.P. and may be deemed to beneficially own the shares owned by Enterprise Partners V, L.P.; however, each person disclaims beneficial ownership of these shares except to the extent of his proportionate pecuniary interest therein.

Item 1.
	(a)	Name of Issuer Genoptix, Inc., a Delaware corporation
	(b)	Address of Issuer’s Principal Executive Offices 2110 Rutherford Road Carlsbad, CA 92008

Item 2.
	(a)	Name of Person Filing Enterprise Partners V, L.P. Andrew E. Senyei Carl J. Eibl Robert W. Conn
	(b)	Address of Principal Business Office or, if none, Residence 2223 Avenida de la Playa, Suite 300 La Jolla, CA 92037
	(c)	Citizenship Entity: Delaware Individuals: USA
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 37243V 100

Item 3.	Not Applicable

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: As of December 31, 2007, Enterprise Partner V, LP is the owner of 3,187,136 shares of Common Stock.
(b) Percent of class: 19.8%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 0
(ii) Shared power to vote or to direct the vote 3,187,136
(iii) Sole power to dispose or to direct the disposition of 0
(iv) Shared power to dispose or to direct the disposition of 3,187,136

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Andrew Senyei, M.D., a member of the Issuer’s board of directors, Carl J. Eibl and Robert W. Conn are managing directors of Enterprise Management Partners V, LLC, the general partner of Enterprise Partners V, L.P. and may be deemed to beneficially own the shares owned by Enterprise Partners V, L.P.; however, each person disclaims beneficial ownership of these shares except to the extent of his proportionate pecuniary interest therein.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable EXHIBIT A: Joint Filing Statement

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2008
Date
Enterprise Partners V, L.P.
/s/ Andrew E. Senyei
Signature
Andrew E. Senyei, Managing Director
Name/Title
/s/ Andrew E. Senyei
Signature
/s/ Carl J. Eibl
Signature
/s/ Robert W. Conn
Signature

Exhibit A

JOINT FILING STATEMENT

Pursuant to Rule 13d-1(f)(1), we, the undersigned, hereby express our agreement that the attached Schedule 13G is filed on behalf of each of us.

Date:   February 13, 2008

Enterprise Partners V, L.P.

By:	/s/ Andrew E. Senyei
Andrew E. Senyei, Managing Director

/s/ Andrew E. Senyei
Andrew E. Senyei

/s/ Carl J. Eibl
Carl J. Eibl

/s/ Robert W. Conn
Robert W. Conn